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03029085

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Bank for Africa PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

FILE NO. 82- 4804 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dw

*DATE* : 8/7/03

# 2003
Annual Report
and Accounts









United Bank for Africa Plc
RC. 2457

UBA

## Group Financial Highlights

| | 2003 | 2002 | % Change |
|---|---|---|---|
| Total Assets (₦'million) | 203,871 | 200,196 | 2 |
| Shareholders' Funds (₦'million) | 14,901 | 10,627 | 40 |
| Gross Earnings (₦'million) | 24,194 | 22,521 | 7 |
| Profit Before Taxation (₦'million) | 5,128 | 2,472 | 107 |
| Profit After Taxation (₦'million) | 3,280 | 1,566 | 109 |
| Capital Adequacy Ratio (%) | 15 | 13 | 15 |
| Return on Assets (%) | 1.65 | 0.81 | 104 |
| Return on Equity (%) | 24 | 16 | 50 |
| Earnings per share(₦) | 1.29 | 0.92 | 40 |
| Dividend per share (₦) | 0.45 | 0.30 | 50 |

## Contents

**Directors**

| | |
|---|---|
| Mr. Hakeem Belo-Osagie | - Chairman |
| Mallam Abba Kyari | - Vice Chairman |
| Mr. Arnold Ekpe | - Chief Executive Officer |
| Alhaji Aliyu Dikko | - Executive Director |
| Mr. Offong Ambah | - Executive Director |
| Mr Olufemi Lijadu (Resigned with effect from 1st September 2002) | - Executive Director |
| Mr. Mahmoud Isa-Dutse (Retired by rotation on 1st August 2002) | - Executive Director |
| Alhaji Yunusa K. Ojo | - Executive Director |
| Alhaji Bello Garba | - Executive Director |
| Dr. T. Asuquo John | - Director |
| Igwe Alex Nwokedi, OON | - Director |
| Mr. Kayode Sofola, SAN | - Director |
| Alhaji Mustapha Abdulkadir | - Director |
| Mr. Amah Iwuagwu | - Director |
| Mr. Victor Odozi | - Director |
| Mr. Junaid Dikko | - Director |
| Mr. Willy Kroeger (German) | - Director |
| Alternate: Neil Forsyth (British) | - Director |
| Dr. Khalid A. T. Al-Mansour (American) | - Director |
| Prof. Jean Herskovits (American) | - Director |
| Mr. William E. James (American) | - Director |
| Mr. Paolo Di Martino (Italian) | - Director |
| Alternate: Giorgio Marra (Italian) | - Director |

**Corporate Executives**

| | | |
|---|---|---|
| Arnold Ekpe | - | Chief Executive Officer |
| Offong Ambah | - | Retail Bank |
| Bello Garba | - | Wholesale Bank |
| Aliyu Dikko | - | Investment Bank |
| Yunusa K. Ojo | - | Transaction Bank |

**Registered Office**
UBA House
57, Marina, Lagos

**Registrar & Transfer Office**
UBA Securities Services Limited
Raymond House
97/105 Broad Street, Lagos
**Ben Nwaroh** - Managing Director

**Subsidiary**
UBA Capital & Trust Limited
22b Idowu Taylor Street, Victoria Island, Lagos
**Nigel Lardner** - Managing Director

In a challenging year, which saw a drop in interest rates and low economic growth, our focus on efficiency, rather than mere growth in size was effective in achieving a significant improvement in our financial performance and in the overall quality of our business.

Profit before tax increased by over 100% reflecting greater operating efficiencies and better strategic cost management. As a result, our earnings per share and return on equity increased significantly.

During the year, work continued on refocusing the Bank on its core retail franchise while growing our presence in selected wholesale markets. Work also commenced on standardizing and rolling out a common retail format and a suite of standard retail and wholesale financial products.

Our centralization and automation initiatives gathered momentum and the results were evident in reduced operating costs and efficiency improvement. These initiatives will continue.

After an extensive survey of employees and customers, we launched a refreshed logo and corporate brand during the year. The new logo embodies a combination of colours that speaks to our proud history and our ambitions for the future. I am pleased to say that the reaction from the market has been positive.

Femi Lijadu and Mahmoud Isa-Dutse voluntarily resigned as Executive Directors during the year, to further their academic interests. We thank them for their contribution as board members and to the development of the Bank and wish them well in their new pursuits.

Yunusa Ojo and Bello Garba were appointed to the Board as Executive Directors. Both have served the Bank well for many years and bring a wealth of experience to their new responsibilities.



We continue to work hard to prepare the Bank for a market that is getting more challenging every day. The investments in people, technology, processes and structural changes to drive the Bank's strategy are designed to position UBA to achieve its goal of being the leading retail commercial bank in Nigeria.

As we look forward to a new financial year, we look back with appreciation to all our employees, customers, regulatory authorities and the wider community in which we operate for their support and confidence in our institution.

Your Board remains committed to building UBA into one of the most valuable banking franchises in the country.



Hakeem Belo-Osagie

# Board of Directors



**Hakeem Belo-Osagie**
*Director since 1994.*
Chairman of the Board of Directors since 1997. *Petroleum Economist and Lawyer. Former Special Assistant to the Minister of Petroleum and Energy. Chairman and Director of several companies.*



**Abba Kyari**
*Director since 1994.*
*Vice-Chairman of the Board since January 2002. Was Managing Director & Chief Executive from 1997 to 2001. Former Company Secretary and Head, Legal Services at African International Bank. Former State Commissioner and newspaper editor.*



**Arnold Ekpe**
*Chief Executive Officer since 2002. Was MD/CEO, Ecobank Group from 1996 to 2001. Former Citibank Vice-President and Head of Corporate/Trade Finance for sub-Saharan Africa. Former Director of UAC Nigeria Plc.*



**Igwe Alex Nwokedi (OON)**
*Director since 1994*
*Fellow, Nigerian Institute of Public Relations. Was General Manager, Group Public Affairs at the Nigerian National Petroleum Corporation and Press Secretary to the Head of State in the 1970s.*



**Junaid Dikko**
*Director since 2000.*
*Petroleum and Telecommunications Consultant. Currently Managing Director of United Telesys Limited. On the board of several companies.*



**Asuquo John**
*Director since 1994.*
*Currently Chief Executive of Hydropec Engineering Services Limited. Former Group Chief Executive of Nigerian National Petroleum Corporation.*



**Victor Odozi**
*Director since 1999.*
*Former Deputy Governor of Central Bank of Nigeria. Served on the Boards of the Nigerian Industrial Development Bank and the African Export-Import Bank. Fellow, Chartered Institute of Bankers of Nigeria.*



**Aliyu Dikko**
*Director since 2000.*
*Executive Director, Investment Bank. Was General Manager, Public Sector. Former Senior Executive of Urban Development Bank of Nigeria.*



**Offong Ambah**
*Director since 2002.*
*Executive Director, Retail Bank. Former Managing Director of Ecobank Liberia.*
*Fellow of the Nigeria Institute of Stockbrokers.*



**Khalid Al-Mansour**
*Director since 1998.*
*Attorney at Law, Investment Banker. Co-founder of the international law firm of Al-Waleed, Al-Talal and Al-Mansour. On the board of several companies.*



**Jean Herskovits**
*Director since 1998.*
*Professor of History at the State University of New York at Purchase.*
*Consultant to major international organisations.*
*Member, ConocoPhillips Nigeria Advisory Council.*



**Kayode Sofola (SAN)**
*Director since 1994.*
*Principal Partner, Kayode Sofola Chambers. Made Senior Advocate of Nigeria in 1995.*
*On the board of several companies.*



**Yunusa K. Ojo**
*Director since 2003.*
*Executive Director, Transaction Bank. Was Deputy General Manager/Head, Service Management Division and later, Head, Operations and Process Sector.*



**Mustapha Abdulkadir**
*Director since 1998.*
*Director of several companies.*
*Former Senior Executive of National Electric Power Authority.*



**William James**
*Director since 1998.*
*Chairman of Citizen's Capital LLC, an international investment firm.*
*Director of several companies.*



**Paolo Di Martino**
*Director since 2001.*
*Executive of Monte dei Paschi di Siena S.P.A. (Oldest bank in the world). Director of Banque du Sud Tunis.*



**Amah Iwuagwu**
*Director since 1997.*
*Managing Director & Chief Executive of Credit Alliance Financial Services Limited.*
*Former Special Adviser to the Minister of Finance.*
*Former Economic Analyst in the World Bank.*



**Bello Garba**
*Director since 2003.*
*Executive Director, Wholesale Bank. Was Assistant General Manager/ Group Head, Public Sector Institutions and later Deputy General Manager, Parastatals and Nigeria National Petroleum Corporation and its subsidiaries. Former Acting Controller of Finance, Nigeria Television Authority Zonal headquarters, Kaduna.*



**Willy L. Kroeger**
*Director since 1996.*
*Deutsche Bank AG. Director Corporate and Investment Bank/ Global Trade Finance West Africa.*

The Directors present their report together with the audited financial statements of the Group for the year ended 31st March, 2003.

## 1. Results

| | ₦'m | ₦'m |
|---|---|---|
| Profit for the year after taxation | | 3,280 |
| Less: Appropriations: | | |
| Statutory Reserve | (492) | |
| Small Scale Industries Reserve | (482) | |
| Bonus Issue Reserve | - | |
| General Reserve | (1,158) | |
| Dividend Proposed | (1,148) | |
| | | (3,280) |
| Unappropriated profit carried forward | | - |

## 2. Legal Form

The Bank was incorporated in Nigeria as a limited liability company on 23rd February, 1961 under the Companies Ordinance (Cap 37) 1922. It took over the assets and liabilities of the British and French Bank Limited which had carried on banking business in Nigeria since 1949. The Bank's shares are currently quoted on the Nigerian Stock Exchange.

## 3. Major Activities

The Company is engaged in the business of banking and provides corporate, commercial, consumer and international banking, trade services, cash management, treasury and capital market services and products. Trust services, pension management and administration, as well as asset management services are provided through a subsidiary company, UBA Capital and Trust Ltd (previously UBA Trustees Ltd).

## 4. Directors

i. The names of the present Directors are shown on page 2.

ii. Since the last Annual General Meeting, Mr Olufemi Lijadu and Mr. Mahmoud Isa-Dutse resigned from the Board.

iii. Alhaji Yunusa Ojo and Alhaji Bello Garba were appointed as Directors during the period. In accordance with Article 76 of the Bank's Articles of Association, Messrs Ojo and Garba will retire at the Annual General Meeting and being eligible, offer themselves for election.

iv. In accordance with Article 101 of the Bank's Articles of Association, the Directors retiring by rotation at the Annual General Meeting are:

Dr. T. Asuquo John

Igwe Alex Nwokedi, OON

Dr. Khalid Al-Mansour

Alhaji Aliyu Dikko

Mr. Junaid Dikko

All being eligible, they will offer themselves for re-election.

5. **Directors' Responsibilities**

The Directors are responsible for the preparation of the financial statements which give a true and fair view of the state of affairs of the Bank and of the profit or loss for that period and comply with the provisions of the Companies and Allied Matters Act, 1990 and the Banks and Other Financial Institutions Act, 1991. In so doing they ensure that:

* proper accounting records are maintained;
* applicable accounting standards are followed;
* suitable accounting policies are adopted and consistently applied;
* judgements and estimates made are reasonable and prudent;
* the going concern basis is used, unless it is inappropriate to presume that the Bank will continue in business; and
* internal control procedures are instituted which, as far as is reasonably possible, safeguard the assets of the Bank and prevent and detect fraud and other irregularities.

6. **Directors' Interests**

The interests of the Directors in the issued share capital of the Bank are recorded in the Register of Directors' Shareholdings as at March 31st, 2003 as follows:

| | 2003 | 2002 |
|---|---|---|
| Mr. Hakeem Belo-Osagie | 669,375 | 446,250 |
| Mallam Abba Kyari | 1,375,725 | 917,150 |
| Mr. Arnold Ekpe | 165,800 | Nil |
| Alhaji Aliyu Dikko | 765,000 | 510,000 |
| Mr. Offong Ambah | 15,000 | Nil |
| Alhaji Yunusa K. Ojo | 56,170 | - |
| Alhaji Bello Garba | 19,125 | - |
| Dr. Thomas A. John | 2,977,966 | 1,985,311 |
| Igwe Alex Nwokedi, OON | 255,000 | 170,000 |
| Alhaji Mustapha Abdulkadir | 1,402,500 | 935,000 |
| Mr. Victor Odozi | 30,000 | 10,000 |
| Mr. Amah C. Iwuagwu | 1,529,998* | 1,019,999* |
| Mr. Kayode Sofola, SAN | 361,248* | 240,832* |
| Mr. William James | 145,350,000+* | 96,900,000+* |

* Indirect holding
\+ GDRs

There have been no changes in the Directors' shareholding since March 31st, 2003 other than the shareholding of Mr. William James which reduced to 128,850,000 shares with the sale of 16,500,000 shares in April 2003.

7. **Substantial Interests in Shares**

The ordinary shares of the Bank as at March 31st, 2003 were held as follows:

| | Ordinary Shares of 50k each | | | |
|---|---|---|---|---|
| | 2003 Number of shares held | % | 2002 Number of shares held | % |
| Nigerian Citizens and Associations | 1,313,035,738 | 51.49 | 797,763,756 | 46.93 |
| *Stanbic Nominees Nigeria Limited | 999,814,262 | 39.21 | 744,136,244 | 43.77 |
| +Bankers International Corp, USA. | 114,750,000 | 4.50 | 76,500,000 | 4.50 |
| Banca Nazionale del Lavoro, Italy | 61,200,000 | 2.40 | 40,800,000 | 2.40 |
| Monte dei Paschi di Siena, Italy | 61,200,000 | 2.40 | 40,800,000 | 2.40 |
| | 2,550,000,000 | 100.00 | 1,700,000,000 | 100.00 |

* Of this number, Stanbic Nominees Nigeria Limited holds 912,177,600 units (35.77%) as Custodian under the Bank's GDR Programme.

+Bankers International Corporation is a member of the Deutsche Bank Group.

No shareholder other than Stanbic Nominees Nigeria Limited held more than 10% of the called up share capital of the Bank as at March 31st, 2003.

8. **Statistical Analysis of Shareholdings**

| Range of Shareholdings | | | Number of Shareholders | Number of Shares held | % of Shareholding |
|---|---|---|---|---|---|
| 1 | - | 500 | 3,338 | 859,440 | 0.03 |
| 501 | - | 1,000 | 3,179 | 2,315,180 | 0.09 |
| 1,001 | - | 5,000 | 25,984 | 61,481,301 | 2.41 |
| 5,001 | - | 50,000 | 19,731 | 346,439,644 | 13.59 |
| 50,001 | - | 100,000 | 1,629 | 108,400,388 | 4.25 |
| 100,001 | - | 500,000 | 1,339 | 278,289,978 | 10.91 |
| 500,001 | - | 1,000,000 | 153 | 104,891,821 | 4.11 |
| 1,000,001 | - | 5,000,000 | 99 | 181,003,457 | 7.10 |
| 5,000,001 | - | 50,000,000 | 19 | 229,354,529 | 8.99 |
| 50,000,001 | - | 100,000,000 | 2 | 122,400,000 | 4.80 |
| Above | | 100,000,000 | 2 | 1,114,564,262 | 43.71 |
| | | | 55,475 | 2,550,000,000 | 100.00 |

9. **Donations**

Donations made during the year amounted to =N=12,384,066.30 details of which are shown below. No donation was made to any political organisation.

| Name Of Beneficiary | Amount (N) |
|---|---|
| Junior Achievement of Nigeria (Annual Subscription) | 1,151,000 |
| Financial Services Regulation Coordinating Committee (Sponsorship of Workshop) | 200,000 |
| Akoko Diocese Anglican Communion (Endowment Fund) | 100,000 |
| Police Community Relations Committee, Lagos Chapter | 100,000 |
| Growing Business Foundation | 1,186,000 |
| Chartered Institute of Bankers of Nigeria (Induction/Prize Award Day ) | 50,000 |
| Victoria Island & Ikoyi Residents' Association (Donation towards Security and Environmental Initiative) | 1,000,000 |
| The Nigerian Police Force Divisional H/Q, Owerri (Building Project) | 25,000 |
| Junior Achievement of Nigeria (Donation towards Annual Report Publication) | 600,000 |
| The Salvation Army (Charity Fund Raising) | 50,000 |
| Massey Street Children's Hospital (Christmas Party) | 50,000 |
| Women in Management and Business (Sponsorship of Conference) | 1,000,000 |
| Chartered Institute of Stockbrokers (Sponsorship of Annual Conference) | 250,000 |
| Nigerian-British Chamber of Commerce (Donation in support of Journal) | 50,000 |
| United Nations Children's Fund (UNICEF) (Fund Raising Walk for Children) | 300,000 |
| Lagos Millennium Group on the Environment (Donation towards Projects) | 750,000 |
| All African Law Conference Supreme Court (Sponsorship of Conference) | 1,500,000 |

| | |
|---|---|
| Association of Corporate Affairs Managers of Banks (Sponsorship of Annual Dinner) | 100,000 |
| Save a Life Today (Tonie Emodi) | 1,000,000 |
| Inspector-General of Police 'A' Division (Sponsorship of 3 Police Officers for a Training Programme) | 1,428,840 |
| Global Women Investors and Initiators' Network (Scholarships for Young People & Women in Nigeria) | 50,000 |
| Federal University of Technology, Akure (Donation of Personal Computers) | 943,226.30 |
| Bood Ltd (Sponsorship of Inter-Local Youth Championship) | 500,000 |
| **Total** | **12,384,066.30** |

**10. Acquisition of Own Shares**

The Bank did not purchase any of its own shares during the year.

**11. Fixed Assets**

Movements in fixed assets during the year are shown on pages 28 - 29. In the opinion of the Directors, the market value of the Bank's properties is not less than the value shown in the Accounts.

**12. Employment and Employees**

**i. Employment of disabled persons**

It is the policy of the Bank that there should be no discrimination in considering applications for employment including those from disabled persons. All employees whether or not disabled are given equal opportunities to develop. As at 31st March, 2003, there were ten (10) disabled persons in the employment of the Bank.

**ii. Health, Safety at Work and Welfare of Employees**

Health and Safety regulations are in force within the Bank's premises and employees are aware of existing regulations. The Bank provides subsidies to all levels of employees for medical expenses, transportation, housing, lunch, etc.

**iii. Employee Involvement and Training**

The Bank is committed to keeping employees fully informed as much as possible regarding the Bank's performance and progress and seeking their opinion where practicable on matters which particularly affect them as employees.

Training is carried out at various levels through both in-house and external courses and 3,245 staff benefitted from such courses in the year under review. Incentive schemes designed to encourage the involvement of employees in the Company's performance are implemented whenever appropriate.

**13. Post-Balance Sheet Events**

There are no post balance sheet events which could have had a material effect on the financial state of affairs of the Bank as at 31st March, 2003 and the profit for the year ended that date.

14. **Audit Committee**

Pursuant to Section 359(3) of the Companies and Allied Matters Act No. 1 of 1990, the Bank has an Audit Committee comprising three Directors and three shareholders as follows:

| | | | |
|---|---|---|---|
| 1. | Jene Princewill | - | Chairman |
| 2. | Alkassim Umar | - | Member |
| 3. | Dan Agbor | - | Member |
| 4. | Arnold Ekpe | - | Member |
| 5. | Victor Odozi | - | Member |
| 6. | T. Asuquo John | - | Member |

The functions of the Audit Committee are as laid down in Section 359(6) of the Companies and Allied Matters Act of 1990.

15. **Auditors**

In accordance with Section 357(2) of the Companies and Allied Matters Act of 1990, Messrs. Akintola Williams Deloitte & Touche have indicated their willingness to continue in office as Auditors of the Bank. A resolution will be proposed authorising the Directors to determine their remuneration.

**By Order of the Board**



**Prof. Isabella Okagbue**
Company Secretary / Legal Adviser
57 Marina, Lagos.

31st May, 2003

United Bank for Africa Plc ("UBA") is a public limited company incorporated under the laws of Nigeria. Its shareholders include leading international banks, institutional investors and individuals. Its shares are quoted on the Nigerian Stock Exchange and are also traded offshore under a Global Depositary Receipt Programme. It has 234 outlets across Nigeria and 2 foreign branches in New York and Grand Cayman Island.

UBA and its subsidiaries provide a range of financial services to individuals, companies, financial and multilateral institutions, governments and non-governmental organizations. These services include commercial banking, investment banking and asset management.

### Financial Review

UBA's financial performance is affected by the general economic conditions and the conduct of monetary and fiscal policies in the countries in which it operates namely Nigeria and the United States of America. During the year, interest rates in Nigeria declined sharply, while interest rates in the United States decreased moderately. Economic growth was weak.

Total revenues across the UBA group increased by 7% to ₦24 billion, while profit before tax doubled from ₦2.5 billion to ₦5 billion. This result reflected a strategic focus on improved cost and balance sheet management. Our operating costs remained flat whilst our cost of funds dropped by 27%; an outcome of a policy to increase the contribution of low cost liabilities to the funding mix. Our operating cost to income ratio decreased from 67% to 64%. Interest income increased by 2% to ₦15 billion and non-interest income increased by 19% to ₦9 billion. The operating margin was up by 17%.

Total deposits increased from ₦132 billion to ₦142 billion. The contribution of demand and savings deposits to our deposit base increased from 65% to 77%. Net risk assets increased from ₦40 billion to ₦46 billion, while non-performing loans as a percentage of gross loans increased from 3% to 9% reflecting a more prudent provisioning policy.

Return on average equity increased from 16% to 24% while earnings per share increased from ₦0.92 to ₦1.29. The Board has proposed a dividend of ₦1,147.5 million for the year or 45 kobo per share.

### Developments During The Year

At the beginning of the year, a long-term organisational structure was implemented, after extensive review and consultation across the Bank. As a result the Bank is now organised into a Head Office Group and four banking groups.

The four banking groups, described in more detail below, are each headed by an Executive Director.

- **Retail Bank:** With responsibility for our branch network and retail customers.
- **Wholesale Bank:** Manages the relationship with our public sector, corporate and commercial customers.
- **Transaction Bank:** Provides the processing and technology platform for transactions across the network.
- **Investment Bank:** Groups our treasury, capital markets, investment management and international banking activities.

The Head Office Group comprises the office of the Managing Director and Chief Executive and seven policy and strategy units reporting to the Chief Executive and the Executive Management Committee of the Board.

The Head Office is refocused on strategy and policy formulation, risk management and controls, legal and regulatory compliance, financial control and performance management. A special projects group was established to focus on emerging opportunities in technology, telecommunications and privatization. As a result of the various initiatives, we were able to reduce Head Office headcount significantly, whilst improving efficiency and reducing costs.

During the year, we undertook a transformation of our risk management process in preparation for full compliance with the Basle II Accord. We commenced work on enhancing our operational risk management process and we merged credit, operational and market risk management under one platform. We expect these initiatives to result in better and more holistic risk management and a substantial decline in our loan and operational risk losses.





Top Picture: The new branch format consistent with the new brand.

Lower picture: UBA's product and services are developed to appeal to the widest possible customer base.

Also during the year, our brand management unit worked with a firm of external consultants to review our overall brand strategy. Following this, a new corporate logo was introduced and this has been well received. In addition, a new branch format, consistent with the new brand, was developed and will be rolled out in the new financial year.

### Retail Banking

The emphasis in this area of the Bank was on expanding our delivery channels, reducing operating costs and growing retail savings and current accounts.

Related to this is the ongoing initiative to modernize our branches and convert them into sales outlets. This will involve extensive modifications to our existing branches to make them more attractive and customer friendly.

Two new branches were opened during the year, in Ado-Ekiti and Yenagoa. Up to 26 branches are planned in the coming year. We also launched two new market initiatives covering mortgage banking and consumer finance.

### Wholesale Banking

There was a strategic shift in our public sector focus, to increase liability generation while reducing our credit exposure. In the private sector, we extended and deepened our relationships with many of our major customers during the year. We also developed new relationships taking advantage of our branch network and offshore presence. Our approach is increasingly to understand the customer value chain and how UBA can better serve not only our corporate or public sector customers, but also their suppliers, distributors and employees.





Top Picture: We develop relationships taking advantage of our branch network and offshore presence.

Lower picture: At UBA we partner with small scale industries.

**Transaction Banking**

The major challenges in the Transaction Bank during the year were the roll out of the new core operating software, Flexcube and improving our processing efficiency. Both initiatives are progressing ahead of schedule.

Flexcube was rolled out across 28 branches in Lagos. Internal processes were streamlined and turnaround times reduced. Whilst we have moved significantly in the right direction we are yet to reach the goals we have set ourselves.

We are also investing in enhancing our technology and telecommunication platform in order to improve on processing efficiency.

**Investment Banking**

The Investment Bank, which groups our treasury, international and non-bank financial services had a satisfactory year.

The Treasury sector significantly reduced overall bank funding costs against a background of growth in total deposits and in risk assets, by strategically re-adjusting our funding mix.

In the International sector, we were challenged by the drop in interest rates and a paucity of acceptable risk assets.

In the non-bank financial services sector, we have aligned our activities around two core initiatives, namely:

- Investment management, encompassing discretionary and non-discretionary management of retail and institutional funds.
- Capital markets activities, including registrars and custody, underwriting and distribution.

We hope that these initiatives will significantly improve our presence and share of these markets.

### Regulation and Supervision

UBA is regulated and supervised by the Central Bank of Nigeria and is subject to the supervision and examination of the Nigerian Deposit Insurance Corporation.

UBA's branch in New York is subject to supervision and regulation by the Office of the Comptroller of Currency and the Federal Reserve Bank. Its branch in Grand Cayman Island is subject to the supervision and regulation of the Grand Cayman authorities.

### Inflation and Currency Movement

As a financial institution, UBA holds assets that are predominantly monetary in nature. The impact of inflation and exchange rate movements on financial institutions is significantly different from companies that have a high proportion of fixed assets. During periods of inflation and/or currency devaluation, monetary assets lose value in terms of purchasing power whilst fixed assets may remain unaffected.

UBA's assets and earnings are predominantly generated in Nigeria. The Nigerian currency has experienced a long period of devaluation, which means that UBA's assets and earnings are exposed to significant devaluation. UBA's offshore presence means that it generates foreign currency earnings and hold assets in foreign currency, which serve to reduce the impact of the devaluation on the local currency.

### Corporate Governance

The affairs of the Bank are administered by a Board of directors comprising a non-executive Chairman, a non-executive Vice Chairman and 17 other directors of whom 5 are executive including the Managing Director and Chief Executive Officer.

The Board meets at least 4 times a year to conduct the affairs of the Bank. In addition, the Board currently has 6 committees to consider in more detail, various aspects of the Board's responsibilities:

- **The Business Strategy Committee** recommends strategic initiatives to the Board and reviews human resource deployment at the more senior levels of the Bank.
- **The Ethics and Corporate Governance Committee** ensures best practice in corporate governance, ethics and compliance with all applicable laws and regulations.
- **The Executive Management Committee** ensures implementation of strategy and operational management of the Bank.
- **The Government and Public Affairs Committee** maintains good public relations with the Government and various stakeholders.
- **The Nomination and Evaluation Committee** reviews executive performance, compensation and succession planning.
- **The Risk Management Committee** considers and approves the credit and risk management policies of the Bank.

UBA performed well in 2003 as reflected in the significant improvement in our financial performance and the overall quality of our business. Total revenues across the UBA group increased by 7% to ₦24 billion, while profit before tax doubled from ₦2.5 billion to ₦5 billion. Our earnings per share increased from ₦0.92 to ₦1.29.


GROSS REVENUE
25,000
20,000
15,000
10,000
5,000
0
'99
'00
'01
'02
'03


INCOME
6,000
5,000
4,000
3,000
2,000
1,000
0
'99
'00
'01
'02
'03


EARNINGS PER SHARE (N)
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
'99
'00
'01
'02
'03


MARKET CAPITALISATION
25,000
20,000
15,000
10,000
5,000
0
'99
'00
'01
'02
'03


RETURN ON EQUITY
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
'99
'00
'01
'02
'03


RETURN ON ASSETS
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
'99
'00
'01
'02
'03

Greater operating efficiencies and better strategic cost management resulted in a 100% increase in profit before tax. As a result, our earnings per share, return on equity and return on assets also increased significantly. These results were achieved despite a drop in interest rates and low economic growth.

In accordance with the provisions of Section 359 (6) of the Companies and Allied Matters Act I990, we confirm that we have seen the audit plan & scope, and the Management Letter on the audit of the accounts of the Bank and the responses.

In our opinion, the plan & scope of the audit for the year ended 31st March, 2003 were adequate. We have reviewed the Auditors' findings and we are satisfied with the Management responses thereon.

We also confirm that the accounting and reporting policies of the Bank are in accordance with legal requirements and ethical practices.

**Members of the Audit Committee**

| | | | |
|---|---|---|---|
| I. | Jene Princewill | - | Chairman |
| 2. | Dan Agbor | - | Member |
| 3. | Alkassim Umar | - | Member |
| 4. | Arnold Ekpe | - | Member |
| 5. | Victor Odozi | - | Member |
| 6. | T. Asuquo John | - | Member |



**MR. JENE PRINCEWILL**
**CHAIRMAN**
**AUDIT COMMITTEE**

28th May, 2003

We have audited the financial statements of UNITED BANK FOR AFRICA PLC as at 31st March 2003 set out on pages 21 to 39 which have been prepared on the basis of the accounting policies set out on page 20.

### Respective Responsibilities of Directors and Auditors

In accordance with the Companies and Allied Matters Act, 1990, the Company's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion based on our audit on those statements and to report our opinion to you.

### Basis of Opinion

We conducted our audit in accordance with the International Standards on Auditing issued by the International Federation of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations, which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and assessed whether the Company's accounting records had been properly kept.

We have obtained all the information and explanations we required for the purpose of our audit. The assets of the Bank have been properly valued and adequate provision made for diminution in value.

### Contravention

During the year, the Bank did not contravene any section of the Banks and Other Financial Institutions Act 1991.

### Opinion

In our opinion, the Bank has kept proper accounting records and the financial statements are in agreement with the records. The financial statements drawn up in conformity with the generally accepted accounting standards in Nigeria, give a true and fair view of the state of affairs of the Bank as at 31st March 2003 and the profit and cash flows for the year ended on that date and have been properly prepared in accordance with the Companies and Allied Matters Act 1990, the Banks and Other Financial Institutions Act, 1991 and relevant circulars issued by the Central Bank of Nigeria.

Akintola Williams Deloitte & Touche

**Akintola Williams Deloitte & Touche**
Chartered Accountants
Lagos, Nigeria

14th May 2003


INSTITUTE OF CHARTERED
ACCOUNTANTS OF NIGERIA

A summary of the principal accounting policies, applied consistently throughout the current and previous years, is set out below:

1. **BASIS OF ACCOUNTING**

The financial statements are prepared under the historical cost convention and in accordance with the provisions of the statement of Accounting Standard for Banks and Non-Bank Financial Institutions (SAS 10) issued by the Nigerian Accounting Standard Board.

2. **BASIS OF CONSOLIDATION**

The Group financial statements include the financial statements of the Bank and its wholly owned subsidiary, UBA Capital & Trust Limited, (formerly UBA Trustees Limited)for the year ended 31st March, 2003.

3. **LOANS AND ADVANCES**

Loans and advances are stated net of provisions for doubtful debts. This provision is determined from specific assessment of each customer's account.
Specific provisions are made against bad and doubtful debts for which principal and/or interest repayment are overdue for 90, 180 and 360 days at 10%, 50% and 100% respectively. A 1% general provision is made on performing loans and advances.

4. **INCOME RECOGNITION**

.1 Interest income is recognized on accrual basis. Interest overdue for more than 90 days is suspended and recognized on cash basis only.
.2 Credit related fee income is deferred and amortised over the life of the related credit risk, where it constitutes at least 10% of the projected annual yield of the related facility.
.3 Non credit related fee income is recognized at the time the service or the related transactions are effected.

5. **ADVANCES UNDER FINANCE LEASES**

Advances to customers under finance leases are stated net of principal repayments. Lease finance income is recognized in a manner which provides a constant yield on the outstanding principal over the lease term.

6. **FIXED ASSETS AND DEPRECIATION**

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis at rates calculated to write-off the cost of each asset over its estimated useful life, at the following annual rates:

| | | |
|---|---|---|
| .1 | Leasehold Land | Over the period of the lease |
| .2 | Leasehold Building | 2.5% |
| .3 | Motor Vehicles | 25% |
| .4 | Other Fixed Assets | 5% to 25% |

Gains or losses arising from the disposal of fixed assets are included in the profit and loss account.

7. **FOREIGN CURRENCY ITEMS**

.1 Transaction in foreign currencies are translated to Naira at the rate of exchange ruling at the dates of the transactions.
.2 Foreign currency balances are converted to Naira at the rate of exchange ruling at the balance sheet date and the resultant profit or loss on exchange is taken to the profit and loss account.
.3 The exchange gain or loss arising on translation of Head Office investments in New York and Grand Cayman Island branches is transferred to Exchange Difference Reserve Account.

8. **INVESTMENTS**

Investments are stated at cost. It is the Bank's policy to hold its investments till maturity. However, provision is made in these financial statements for diminution in value of investments which are doubtful of full realization.

9. **TAXATION**

Income tax payable is provided on taxable profits at the current rate. Deferred tax is provided for all significant timing differences arising in the recognition of expenditure for accounting and taxation purposes. The provision is calculated at the ruling tax rate at the balance sheet date.

10. **STAFF PENSION SCHEME CONTRIBUTION**

The Bank operates a defined contribution scheme for its employees. The scheme which is funded by contributions from employees and the Bank, is independent of the Bank's finances and is managed by UBA Capital & Trust Limited.

| | NOTES | GROUP 2003 ₦'million | GROUP 2002 ₦'million | COMPANY 2003 ₦'million | COMPANY 2002 ₦'million |
|---|---|---|---|---|---|
| **USE OF FUNDS** | | | | | |
| Cash and Short Term Funds | 1 | 92,999 | 103,870 | 92,615 | 103,314 |
| Government Securities | 2 | 31,448 | 30,268 | 30,490 | 30,268 |
| Investments | 3 | 2,173 | 1,017 | 2,049 | 944 |
| Loans and Advances | 4 | 46,076 | 40,135 | 46,076 | 40,135 |
| Other Assets | 5 | 25,579 | 19,998 | 24,176 | 19,125 |
| Fixed Assets | 6 | 5,596 | 4,908 | 5,589 | 4,894 |
| | | 203,871 | 200,196 | 200,995 | 198,680 |
| **LIABILITIES** | | | | | |
| Deposit and Current Accounts | 7 | 142,427 | 131,866 | 142,427 | 131,866 |
| Other Liabilities | 8 | 43,669 | 55,996 | 41,994 | 55,403 |
| Taxation | 9 | 1,990 | 1,343 | 1,923 | 1,265 |
| Deferred Taxation | 10 | 884 | 364 | 884 | 364 |
| | | 188,970 | 189,569 | 187,228 | 188,898 |
| **CAPITAL AND RESERVES** | | | | | |
| Share Capital | 11 | 1,275 | 850 | 1,275 | 850 |
| Other Reserves | 12 | 13,626 | 9,777 | 12,492 | 8,932 |
| **SHAREHOLDERS' FUNDS** | | 14,901 | 10,627 | 13,767 | 9,782 |
| | | 203,871 | 200,196 | 200,995 | 198,680 |
| Acceptances, Guarantees and other Obligations for Account of Customers (And Customers' Liabilities thereon) | 13 | 48,371 | 22,543 | 48,371 | 22,543 |

Mr. Hakeem Belo-Osagie  )

Mr. Arnold Ekpe  ) DIRECTORS

Mr. Aliyu Dikko  )

(The accompanying notes form part of these financial statements)

| | NOTES | GROUP 2003 ₦'million | GROUP 2002 ₦'million | COMPANY 2003 ₦'million | COMPANY 2002 ₦'million |
|---|---|---|---|---|---|
| GROSS EARNINGS | | 24,194 | 22,521 | 23,720 | 22,112 |
| Interest and Discount Income | 14 | 15,183 | 14,966 | 15,183 | 14,966 |
| Interest Expense | 15 | (3,676) | (5,058) | (3,676) | (5,058) |
| | | 11,507 | 9,908 | 11,507 | 9,908 |
| Loan Loss and Other Provision | 4.4 | (3,205) | (1,030) | (3,205) | (1,030) |
| Net Interest Margin | | 8,302 | 8,878 | 8,302 | 8,878 |
| Other Banking Income | 16 | 9,011 | 7,555 | 8,537 | 7,146 |
| | | 17,313 | 16,433 | 16,839 | 16,024 |
| Depreciation | 6 | (1,150) | (1,010) | (1,143) | (1,002) |
| Other Operating Expenses | 18 | (11,035) | (12,002) | (10,880) | (11,835) |
| Profit Before Taxation and Exceptional Items | | 5,128 | 3,421 | 4,816 | 3,187 |
| Exceptional Items: | | | | | |
| Staff severance cost | 17.1 | - | (231) | - | (231) |
| Write-off of long outstanding items | 17.2 | - | (718) | - | (718) |
| PROFIT BEFORE TAXATION | | 5,128 | 2,472 | 4,816 | 2,238 |
| Taxation | 9.1 | (1,328) | (832) | (1,307) | (803) |
| Deferred taxation | 10.1 | (520) | (74) | (520) | (74) |
| PROFIT AFTER TAXATION | | 3,280 | 1,566 | 2,989 | 1,361 |
| APPROPRIATIONS: | | | | | |
| Statutory Reserve | 12 | 492 | 235 | 448 | 204 |
| Small Scale Industries Reserve | 12 | 482 | 224 | 482 | 224 |
| Bonus Issue Reserve | 12 | - | 425 | - | 425 |
| General Reserve | 12 | 1,158 | 172 | 911 | (2) |
| Dividend - Proposed | 19 | 1,148 | 510 | 1,148 | 510 |
| | | 3,280 | 1,566 | 2,989 | 1,361 |
| PER 50K SHARE: (Naira) | | | | | |
| Earnings Per Share - Actual | | 1.29 | 0.92 | 1.17 | 0.80 |
| - Adjusted | | 1.29 | 0.61 | 1.17 | 0.53 |
| Dividend Per Share - Actual | | 0.45 | 0.30 | 0.45 | 0.30 |
| - Adjusted | | 0.45 | 0.20 | 0.45 | 0.20 |

(The accompanying notes form part of these financial statements)

| | GROUP | | COMPANY | |
|---|---|---|---|---|
| | 2003 N'million | 2002 N'million | 2003 N'million | 2002 N'million |
| **CASH FLOW FROM OPERATING ACTIVITIES:** | | | | |
| **OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL:** | | | | |
| Gross earnings | 24,194 | 22,521 | 23,720 | 22,112 |
| Interest expenses | (3,676) | (5,058) | (3,676) | (5,058) |
| Provision on doubtful debts | (3,205) | (1,030) | (3,205) | (1,030) |
| Payment to employees and suppliers | (11,035) | (12,002) | (10,880) | (11,835) |
| Exceptional items | - | (949) | - | (949) |
| Profit on sale of fixed assets | 18 | 18 | 18 | 20 |
| | 6,296 | 3,500 | 5,977 | 3,260 |
| **WORKING CAPITAL CHANGES:** | | | | |
| (Decrease)/increase in deposit & current accounts | 10,561 | (1,269) | 10,561 | (1,269) |
| Increase/(decrease) in other liabilities | (9,531) | 11,576 | (10,613) | 11,069 |
| Decrease in exchange reserves | 2,144 | 504 | 2,144 | 504 |
| Increase in loans and advances | (5,941) | (17,029) | (5,941) | (17,029) |
| Decrease/(increase) in other assets | (8,972) | 3,260 | (8,516) | 3,636 |
| **CASH GENERATED FROM OPERATIONS** | (5,443) | 542 | (6,388) | 171 |
| Taxation paid | (681) | (463) | (649) | (456) |
| **NET CASH FLOW FROM OPERATING ACTIVITIES** | (6,124) | 79 | (7,037) | (285) |
| **CASH FLOW FROM INVESTING ACTIVITIES:** | | | | |
| Exchange difference on fixed assets | (7) | (2) | (7) | (2) |
| Purchase of fixed assets | (1,949) | (1,088) | (1,949) | (1,082) |
| Prior year adjustment | (2) | - | - | - |
| Sale/(purchase) of investment | (1,155) | 2 | (1,030) | (187) |
| Proceeds of sale of fixed assets | 50 | 28 | 50 | 28 |
| **CASH USED IN INVESTING ACTIVITIES** | (3,063) | (1,060) | (2,936) | (1,243) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | | |
| Purchase of treasury | (1,180) | 17,555 | (222) | 17,555 |
| Dividend paid | (504) | (425) | (504) | (425) |
| **CASH USED IN FINANCING ACTIVITIES:** | (1,684) | 17,130 | (726) | 17,130 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | (10,871) | 16,149 | (10,699) | 15,602 |
| Opening cash and cash equivalents | 103,870 | 87,721 | 103,314 | 87,712 |
| **CLOSING CASH AND CASH EQUIVALENTS (note 1)** | 92,999 | 103,870 | 92,615 | 103,314 |

| | GROUP | | COMPANY | |
|---|---|---|---|---|
| | 2003 N'million | 2002 N'million | 2003 N'million | 2002 N'million |
| **1. CASH AND SHORT-TERM FUNDS** | | | | |
| **.1 Cash and short-term funds comprise:** | | | | |
| Cash | 3,074 | 2,309 | 3,074 | 1,753 |
| Balances with, and cheques in course of collection on other banks: | | | | |
| * In Nigeria | 5,055 | 1,608 | 4,671 | 1,608 |
| * Abroad | 22,275 | 39,590 | 22,275 | 39,590 |
| Money at call with banks: | | | | |
| * In Nigeria | 10,741 | 5,479 | 10,741 | 5,479 |
| * Abroad | 41,144 | 45,749 | 41,144 | 45,749 |
| | 82,289 | 94,735 | 81,905 | 94,179 |
| Provision for Interbank placement | (19) | (19) | (19) | (19) |
| | 82,270 | 94,716 | 81,886 | 94,160 |
| **.2 Cash reserve deposit** | | | | |
| Balance at beginning of the year | 9,154 | 7,991 | 9,154 | 7,991 |
| Additions during the year | 1,575 | 1,163 | 1,575 | 1,163 |
| **Balance as at 31st March** | 10,729 | 9,154 | 10,729 | 9,154 |
| **Total cash and short term funds** | 92,999 | 103,870 | 92,615 | 103,314 |

(Included in bank and cash balances outside Nigeria, is the Naira value of foreign currencies held on behalf of customers in various foreign accounts amounting to N1,248 million (2002: N2,333 million). The corresponding liability for this amount is included in Other Liabilities (see note 8).

| | GROUP | | COMPANY | |
|---|---|---|---|---|
| | 2003 N'million | 2002 N'million | 2003 N'million | 2002 N'million |
| **2. GOVERNMENT SECURITIES** | | | | |
| * Nigerian government treasury bills | 31,448 | 29,267 | 30,490 | 29,267 |
| * CBN certificates | - | 1,001 | - | 1,001 |
| | 31,448 | 30,268 | 30,490 | 30,268 |

| | Status | GROUP 2003 N'million | GROUP 2002 N'million | COMPANY 2003 N'million | COMPANY 2002 N'million |
|---|---|---|---|---|---|
| **3. INVESTMENTS** | | | | | |
| **.1 Investment in wholly owned subsidiary** | | | | | |
| UBA Capital & Trust Limited | | 0 | 0 | 3 | 3 |
| **.2 Quoted investments** | | | | | |
| P.Z Industries Plc (Market value - ₦6.5 million (2002: ₦6.5 million) | Floating Debenture | 6 | 6 | 6 | 6 |
| UTC Nigeria Plc (Market value - ₦1.2million (2002: ₦1.2million) | Floating Debenture | 1 | 1 | 1 | 1 |
| CFAO Nigeria Plc (Market value - ₦19.6million (2002: ₦19.6million) | Floating Debenture | 12 | 12 | 12 | 12 |
| Nigeria International Debt Fund (Market value - ₦285million (2002: ₦307 million) | Govt. Debt Certificate | 308 | 308 | 308 | 308 |
| Total Quoted | | 327 | 327 | 327 | 327 |
| Provisions for dimunition in value | | (1) | (1) | (1) | (1) |
| | | 326 | 326 | 326 | 326 |
| **.3 Other investments** | | | | | |
| Smart Card Nigeria Ltd | Equity | 36 | 36 | 36 | 36 |
| Nigeria Agric. Insurance Co. Ltd. | Equity | 1 | 1 | 1 | 1 |
| Africa Export - Import Bank | Equity | 11 | 11 | 11 | 11 |
| Central Securities Clearing System Ltd. | Equity | 1 | 1 | 1 | 1 |
| Nigeria Automated Clearing | Equity | 27 | 27 | 27 | 27 |
| Investment in UBA mobiles | Equity | 1 | 1 | 1 | 1 |
| Vehicle Insurance Sinking Fund | Sinking Fund | 405 | 332 | 405 | 332 |
| Kano Development Bond | Floating Debenture | 2 | 2 | 2 | 2 |
| Smart Card Nigeria Ltd | Floating Debenture | 7 | 7 | 7 | 7 |
| Edo State Govt. Rev. Bond | Floating Debenture | 200 | 200 | 200 | 200 |
| Lagos State Investment Bond | Floating Debenture | 1,000 | - | 1,000 | - |
| | | 1,691 | 617 | 1,691 | 617 |
| Provisions thereon | | (45) | (2) | (45) | (2) |
| | | 1,646 | 615 | 1,646 | 615 |
| **.4 Investments of subsidiary company (UBA Capital & Trust Limited)** | | | | | |
| SME Investments (note 3.4.1) | Equity | 75 | - | 75 | - |
| Other Investments of subsidiary company | Equity | 126 | 76 | - | - |
| | | 201 | 76 | 75 | - |
| **Total Net Investments** | | 2,173 | 1,017 | 2,049 | 944 |

.4.1 Equity Investments of N160 million in SME projects have been approved out of the SMIEIS reserve of N383 million while disbursement total N75 million as at 31st March 2003.

| | GROUP | | COMPANY | |
|---|---|---|---|---|
| | 2003 ₦'million | 2002 ₦'million | 2003 ₦'million | 2002 ₦'million |
| **4. LOANS AND ADVANCES** | | | | |
| **.1 Loans and advances comprise:** | | | | |
| Secured against real estate | 8,385 | 5,289 | 8,385 | 5,289 |
| Otherwise secured | 35,755 | 23,882 | 35,755 | 23,882 |
| Unsecured | 6,038 | 11,979 | 6,038 | 11,979 |
| | 50,178 | 41,150 | 50,178 | 41,150 |
| Less: | | | | |
| Provision under prudential guidelines (note 4.6) | (4,102) | (1,015) | (4,102) | (1,015) |
| | 46,076 | 40,135 | 46,076 | 40,135 |
| **.2 The maturity profile of loans and advances is as follows:** | | | | |
| Overdrafts | 20,490 | 18,166 | 20,490 | 18,166 |
| 1 - 3 months | 9,207 | 7,159 | 9,207 | 7,159 |
| 3 - 6 months | 11,108 | 8,637 | 11,108 | 8,637 |
| 6 - 12 months | 3,413 | 2,654 | 3,413 | 2,654 |
| Over 12 months | 5,960 | 4,534 | 5,960 | 4,534 |
| | 50,178 | 41,150 | 50,178 | 41,150 |
| **.3 The loans and advances are classified as follows:** | | | | |
| Performing | 45,932 | 39,764 | 45,932 | 39,764 |
| Non-performing | | | | |
| * Principal | 3,398 | 1,230 | 3,398 | 1,230 |
| * Unpaid Interest | 848 | 156 | 848 | 156 |
| | 50,178 | 41,150 | 50,178 | 41,150 |

| | | Principal 2003 ₦'million | Provision 2003 ₦'million | Principal 2002 ₦'million | Provision 2002 ₦'million | Profit and Loss Account ₦'million |
|---|---|---|---|---|---|---|
| **.4 Movement on Prudential Provision Account** | | | | | | |
| Performing | 1% | 45,932 | 459 | 39,764 | 398 | 61 |
| Sub-standard | 10% | 339 | 34 | 611 | 61 | (27) |
| Doubtful | 50% | 596 | 298 | 437 | 219 | 79 |
| Lost | 100% | 2,463 | 2,463 | 182 | 182 | 2,281 |
| | | 49,330 | 3,254 | 40,994 | 860 | 2,394 |
| **Other provisions** | | | | | | |
| S.M.E. loans | | | 5 | | 5 | - |
| Investments | | | 46 | | 3 | 43 |
| Interbank placements | | | 19 | | 19 | - |
| Other assets (note 5) | | | 1,803 | | 1,333 | 470 |
| Contingencies | | | 600 | | 302 | 298 |
| | | | | | | 3,205 |

.5 Movement on provision for bad and doubtful debts has taken into account total recoveries for the year standing at N302million (2002: N509million).

| | COMPANY | |
|---|---|---|
| | 2003 Nmillion | 2002 Nmillion |
| **.6 Movement in Provision for doubtful debts (note 4.1)** | | |
| Principal: | | |
| At 1st April 2002 | 860 | 3,630 |
| Provision for current year | 2,394 | 680 |
| Written-off in the year | - | (3,451) |
| **At 31st March 2003** | 3,254 | 860 |
| **Interest:** | | |
| At 1st April 2002 | 156 | 4,305 |
| Addition during the year | 692 | 2,384 |
| Written-off in the year | - | (6,533) |
| **At 31st March 2003** | 848 | 156 |
| **Total at 31st March 2003** | 4,102 | 1,016 |

| | GROUP | | COMPANY | |
|---|---|---|---|---|
| | 2003 Nmillion | 2002 Nmillion | 2003 Nmillion | 2002 Nmillion |
| **5. OTHER ASSETS** | | | | |
| Payment in advance and sundry accounts | 21,140 | 18,809 | 19,737 | 18,752 |
| Accounts receivable | 1,051 | 2,522 | 1,051 | 1,706 |
| Items in transit between branches(net) | 5,191 | - | 5,191 | - |
| | 27,382 | 21,331 | 25,979 | 20,458 |
| Less: | | | | |
| Provision under Prudential Guidelines (note 4.4.) | (1,803) | (1,333) | (1,803) | (1,333) |
| | 25,579 | 19,998 | 24,176 | 19,125 |

6. FIXED ASSETS

| | Land and Buildings ₦'million | Machinery, Furniture and Fittings ₦'million | Motor Vehicle ₦'million | Construction in Progress ₦'million | Total ₦'million |
|---|---|---|---|---|---|
| **GROUP** | | | | | |
| **.1 Cost** | | | | | |
| At 1st April 2002 | 2,499 | 5,507 | 1,233 | 86 | 9,325 |
| Exchange Difference | 2 | 15 | - | - | 17 |
| Additions | 140 | 1,630 | 179 | - | 1,949 |
| Disposal | - | (18) | (125) | - | (143) |
| Transfer in/(out) | - | - | - | (86) | (86) |
| **At 31st March 2003** | 2,641 | 7,134 | 1,287 | - | 11,062 |
| **Depreciation:** | | | | | |
| At 1st April 2002 | 433 | 3,148 | 836 | - | 4,417 |
| Charge for the year | 68 | 917 | 165 | - | 1,150 |
| Exchange Difference | 1 | 9 | - | - | 10 |
| On Disposals | - | (18) | (93) | - | (111) |
| **At 31st March 2003** | 502 | 4,056 | 908 | - | 5,466 |
| **Net book value:** | | | | | |
| **At 31st March 2003** | 2,139 | 3,078 | 379 | - | 5,596 |
| At 31st March 2002 | 2,066 | 2,359 | 397 | 86 | 4,908 |
| **COMPANY** | | | | | |
| **.2 Cost** | | | | | |
| At 1st April 2002 | 2,499 | 5,459 | 1,214 | 86 | 9,258 |
| Exchange Difference | 2 | 15 | - | - | 17 |
| Additions | 140 | 1,630 | 179 | - | 1,949 |
| Disposal | - | (18) | (123) | - | (141) |
| Transfer in/(out) | - | - | - | (86) | (86) |
| **At 31st March 2003** | 2,641 | 7,086 | 1,270 | - | 10,997 |
| **Depreciation:** | | | | | |
| At 1st April 2002 | 434 | 3,110 | 820 | - | 4,364 |
| Charge for the year | 68 | 912 | 163 | - | 1,143 |
| Exchange Difference | 1 | 9 | - | - | 10 |
| On Disposals | - | (18) | (91) | - | (109) |
| **At 31st March 2003** | 503 | 4,013 | 892 | - | 5,408 |
| **Net book value:** | | | | | |
| **At 31st March 2003** | 2,138 | 3,073 | 378 | - | 5,589 |
| At 31st March 2002 | 2,065 | 2,349 | 394 | 86 | 4,894 |

| | 2003 ₦'million | 2002 ₦'million |
|---|---|---|
| .3 Land and building comprise: | | |
| Long-term leasehold land and buildings | 2,145 | 2,145 |
| Short-term leasehold land and buildings | 354 | 354 |
| | 2,499 | 2,499 |

.4 Exchange difference arose from the conversion of fixed assets in overseas branches at the rate of exchange ruling at 31st March 2003.

.5 Capital commitments
*Capital expenditure authorised by the Directors and not provided for in the financial statements amounted to Nil (2002: Nil).*

| | GROUP | | COMPANY | |
|---|---|---|---|---|
| | 2003 ₦'million | 2002 ₦'million | 2003 ₦'million | 2002 ₦'million |
| **7. DEPOSIT AND CURRENT ACCOUNTS** | | | | |
| **.1 Deposit** | | | | |
| i Demand | | | | |
| * In Nigeria | 54,770 | 39,475 | 54,770 | 39,475 |
| * In Abroad | 22,234 | 19,766 | 22,234 | 19,766 |
| | 77,004 | 59,241 | 77,004 | 59,241 |
| ii Savings | 32,960 | 27,120 | 32,960 | 27,120 |
| *iii Time deposits* | | | | |
| * In Nigeria | 6,640 | 4,640 | 6,640 | 4,640 |
| * In Abroad | 25,823 | 40,669 | 25,823 | 40,669 |
| | 65,423 | 72,429 | 65,423 | 72,429 |
| **.2 Foreign transfers payable** | - | 196 | - | 196 |
| | 142,427 | 131,866 | 142,427 | 131,866 |
| **.3 The maturity profile of Deposit liabilities is as follows:** | | | | |
| Under 1 month | 103,588 | 107,358 | 103,588 | 107,358 |
| 1 - 3 months | 35,261 | 23,549 | 35,261 | 23,549 |
| 3 - 6 months | 2,839 | 842 | 2,839 | 842 |
| 6 - 12 months | 458 | 96 | 458 | 96 |
| Over 12 months | 281 | 21 | 281 | 21 |
| | 142,427 | 131,866 | 142,427 | 131,866 |

.4 Due to other banks in Nigeria includes uncleared effects and cheques for collection in favour of other banks In Nigeria.

| | GROUP | | COMPANY | |
|---|---|---|---|---|
| | **2003** **N'million** | **2002** **N'million** | **2003** **N'million** | **2002** **N'million** |
| **8. OTHER LIABILITIES** | | | | |
| Creditors and accrued charges (including accounts payable) | 40,631 | 49,895 | 38,956 | 49,302 |
| Provision for contingencies (note 4.4) | 600 | 302 | 600 | 302 |
| Items in transit between branches (net) | - | 2,920 | - | 2,920 |
| Customers deposits for foreign exchange | 1,248 | 2,333 | 1,248 | 2,333 |
| Unclaimed dividends due to Nigerian shareholers | | | | |
| Dividend: | | | | |
| * Unremitted | 42 | 36 | 42 | 36 |
| * Proposed | 1,148 | 510 | 1,148 | 510 |
| | 43,669 | 55,996 | 41,994 | 55,403 |
| **9. TAXATION PAYABLE** | | | | |
| .1 **Per profit and loss account** | | | | |
| * Income tax charge | 1,208 | 422 | 1,188 | 395 |
| * Education tax | 120 | 59 | 119 | 57 |
| * Capital gains tax | - | 1 | - | 1 |
| (Over)/under provision in previous year | - | 350 | - | 350 |
| | 1,328 | 832 | 1,307 | 803 |
| Deferred (note 10.1) | 520 | 74 | 520 | 74 |
| **Charge for the year** | 1,848 | 906 | 1,827 | 877 |

The charge for income tax in these financial statements is based on the provisions of the Companies Income Act 1979 as amended to date. The charge for education tax is based on the provisions of the Education Tax Act, 1993.

| | GROUP | | COMPANY | |
|---|---|---|---|---|
| | **2003** **N'million** | **2002** **N'million** | **2003** **N'million** | **2002** **N'million** |
| .2 **Per Balance Sheet** | | | | |
| At 1st April 2002 | 1,343 | 976 | 1,265 | 918 |
| Payments during the year | (681) | (465) | (649) | (456) |
| Current year charges (note 9.1) | 1,328 | 832 | 1,307 | 803 |
| **At 31st March 2003** | 1,990 | 1,343 | 1,923 | 1,265 |
| **10. .1 DEFERRED TAXATION** | | | | |
| At 1st April 2002 | 364 | 290 | 364 | 290 |
| Current year charges (note 9) | 520 | 74 | 520 | 74 |
| **At 31st March 2003** | 884 | 364 | 884 | 364 |

.2 The Bank's exposure to deferred tax (which relates to timing differences in recognition of depreciation and capital allowances on fixed assets) has been provided for in the financial statements.

| | GROUP | | COMPANY | |
|---|---|---|---|---|
| | 2003 N'million | 2002 N'million | 2003 N'million | 2002 N'million |
| **11. SHARE CAPITAL** | | | | |
| .1 Authorised | | | | |
| 4 billion ordinary shares of 50k each | 2,000 | 2,000 | 2,000 | 2,000 |
| .2 Issued and fully paid | | | | |
| At 1st April 2002 | 850 | 850 | 850 | 850 |
| Bonus issue reserve | 425 | - | 425 | - |
| At 31st March: 2.550 billion ordinary shares of 50k each (2002:1.7billion) | 1,275 | 850 | 1,275 | 850 |

## 12. OTHER RESERVES

| | Capital N'million | Statutory N'million | Exchange Difference N'million | General N'million | Bonus Issue N'million | Small Scale Industries N'million | Total N'million |
|---|---|---|---|---|---|---|---|
| **.1 Group** | | | | | | | |
| At 1st April 2002 | 22 | 1,842 | 3,274 | 3,831 | 425 | 383 | 9,777 |
| Exchange difference the year (note 12.3) | - | - | 2,144 | - | - | - | 2,144 |
| Prior year adjustment | | | | (2) | | | (2) |
| Appropriation from profit and loss account | - | 492 | - | 1,158 | - | 482 | 2,132 |
| Share Capital | - | - | - | - | (425) | - | (425) |
| At 31st March 2003 | 22 | 2,334 | 5,418 | 4,987 | - | 865 | 13,626 |
| **.2 Company** | | | | | | | |
| At 1st April 2002 | - | 1,707 | 3,274 | 3,143 | 425 | 383 | 8,932 |
| Exchange difference in the year (note 12.3) | - | | 2,144 | - | - | - | 2,144 |
| Appropriation from profit and loss account | - | 448 | - | 911 | (425) | 482 | 1,416 |
| At 31st March 2003 | - | 2,155 | 5,418 | 4,054 | - | 865 | 12,492 |

.3 Movement in the exchange difference reserve represents exchange loss on conversion of head office net investments in foreign branches.

.4 **Reserve for Small Scale Industries**
In accordance with the provision of the Monetary, Credit, Foreign Trade and Exchange Policy Guidelines of year 2001, 10% of profit before tax has been set aside for the financing and promotion of small scale industries.

| | GROUP | | COMPANY | |
|---|---|---|---|---|
| | 2003 N'million | 2002 N'million | 2003 N'million | 2002 N'million |
| **13. CONTRA ITEMS** | | | | |
| **Contra items are made up of:** | | | | |
| Bonds and guarantees issued to third parties | 22,056 | 20,177 | 22,056 | 20,177 |
| Acceptances | 8,408 | 2,216 | 8,408 | 2,216 |
| Confirmed letters of credit and liability to customers thereon | 17,907 | 150 | 17,907 | |
| | 48,371 | 22,543 | 48,371 | 22,543 |
| **14. INTEREST AND DISCOUNT INCOME** | | | | |
| **Non-bank sources:** | | | | |
| Loans and advances | 6,870 | 6,205 | 6,870 | 6,205 |
| Treasury income | 6,114 | 7,158 | 6,114 | 7,158 |
| **Bank sources:** | | | | |
| Placement with local banks | 1,196 | 484 | 1,196 | 484 |
| Placement with foreign banks | 1,003 | 1,119 | 1,003 | 1,119 |
| | 15,183 | 14,966 | 15,183 | 14,966 |
| **15. INTEREST EXPENSE** | | | | |
| **Non-bank sources:** | | | | |
| Savings | 985 | 1,043 | 985 | 1,043 |
| Current accounts | 946 | 580 | 946 | 580 |
| Time deposits | 1,535 | 3,089 | 1,535 | 3,089 |
| **Bank sources:** | | | | |
| Deposit from banks in Nigeria | 210 | 346 | 210 | 346 |
| | 3,676 | 5,058 | 3,676 | 5,058 |
| **16. OTHER BANKING INCOME** | | | | |
| Income from foreign exchange transactions | 1,378 | 1,288 | 1,378 | 1,288 |
| Commission on letters of credit and bills collected | 640 | 676 | 640 | 676 |
| Commission on turnover | 1,981 | 2,173 | 1,981 | 2,173 |
| Commission on transfers and guarantees | 96 | 81 | 96 | 81 |
| Financial services commissions | 3,335 | 2,684 | 3,335 | 2,684 |
| Income from managed funds | - | 409 | - | - |
| Others | 1,581 | 244 | 1,107 | 244 |
| | 9,011 | 7,555 | 8,537 | 7,146 |

## 17. EXCEPTIONAL ITEMS

**.1 Staff severance costs**

This relates to payment made to members of staff affected by the Bank's restructuring exercise.

**.2 Write-off of long outstanding items**

This represents the amount approved by the Board for write-off arising from the recently concluded comprehensive review of long outstanding balances at all branches and Head Office.

| | GROUP | | COMPANY | |
|---|---|---|---|---|
| | 2003 N'million | 2002 N'million | 2003 N'million | 2002 N'million |
| **18. OTHER OPERATING EXPENSES** | | | | |
| **Other operating expenses include:** | | | | |
| Auditors' remuneration | | | | |
| * Nigeria operations | 24 | 19 | 20 | 17 |
| * Overseas operations | 16 | 9 | 16 | 9 |
| Directors' remuneration | 25 | 55 | 25 | 55 |
| Fraud & other losses | 265 | - | 265 | - |
| NDIC premium | 910 | 910 | 948 | 910 |
| **19. DIVIDEND** | | | | |
| Proposed final dividend | 1,148 | 510 | 1,148 | 510 |

The proposed dividend of 45 kobo per share is based on the share capital of 2.550 billion ordinary shares of 50 kobo each, and is subject to deduction of withholding tax at the appropriate rate.

## 20. CONTINGENT LIABILITY

**At 31st March 2003, contingent liabilities are in respect of:**

.1 Litigation against the Bank amounting to N662.307million (2002:N96.432million).The actions are being contested and the directors are of the opinion that no significant liability will arise therefrom.

.2 Deficiency of N622 million (2002:N972million) on the Bank's pension fund, arising from actuarial valuation of future pension payments.

## 21. CONTRAVENTION

During the year ended 31st March 2003, the Bank did not contravene any section of the Banks and Other Financial Institutions Act 1991.

## 22. INFORMATION REGARDING DIRECTORS AND EMPLOYEES

| COMPANY | 2003 N'million | 2002 N'million |
|---|---|---|
| .1 Directors emoluments: | | |
| i Chairman | 0.4 | 0.5 |
| ii Other directors | | |
| * Fees | 2.9 | 2.6 |
| * Other emoluments | 2.3 | 1.9 |
| | 5.1 | 4.5 |
| * Emoluments as executive | 19.3 | 50.3 |
| | 24.4 | 54.8 |
| Total | 24.8 | 55.3 |
| iii Highest paid directors | 6 | 11 |

iv the number of directors excluding the Chairman whose emoluments were within the following ranges are:

| | | | 2003 Number | 2002 Number |
|---|---|---|---|---|
| Up to | - | N10,000 | 0 | 1 |
| N10,001 | - | N100,000 | 0 | 1 |
| N100,001 | - | N200,000 | 0 | 3 |
| N200,001 | - | N300,000 | 2 | - |
| N300,001 | - | N400,000 | 9 | 5 |
| N400,001 | - | N500,000 | 0 | 4 |
| Over | | N500,000 | 7 | 9 |

.2 i The number of persons employed by the Bank during the year was as follows:

| | 2003 | 2002 |
|---|---|---|
| General Management | 228 | 249 |
| Senior staff | 2,986 | 2,572 |
| Junior staff | 672 | 1,103 |
| | 3,886 | 3,924 |

ii Staff costs are as follows:

| | N'million | N'million |
|---|---|---|
| Wages and salaries | 3,074 | 3,639 |
| Staff welfare | 1,829 | 1,847 |
| | 4,903 | 5,486 |

.3 **Highest paid employees**

Employees of the Bank other than directors, whose duties were wholly discharged in Nigeria, received emoluments (excluding pension contributions) in the following ranges:

| | | | 2003 Number | 2002 Number |
|---|---|---|---|---|
| N60,000 | - | N70,000 | 0 | 195 |
| N70,001 | - | N90,00 | 0 | 0 |
| N90,001 | - | N100,000 | 296 | 1,625 |
| N100,001 | - | N110,000 | 713 | 0 |
| N110,001 | - | N120,000 | 1,532 | 600 |
| N120,001 | - | N140,000 | 0 | 0 |
| N140,001 | - | N150,000 | 0 | 0 |
| Over | | N150,000 | 1,322 | 1,011 |

23. **STAFF PENSION FUND SCHEME CONTRIBUTION**

The Bank operated a defined contribution scheme for its employees which is managed by UBA Capital & Trust Ltd. The scheme is funded by contributions from the Bank at 25% and employees have the option of making additional contributions to the scheme. The total pension costs for the Bank was N561.549million - (2002: N618.191million).

**24. COMPARATIVE FIGURES**

Comparative figures have been reclassified in line with the current year's position.

**25. RELATED PARTY TRANSACTIONS:**

Certain of the Bank's directors are also directors of other companies with whom the Bank does business. All such transactions are conducted at arm's length. All loans to directors and companies in which they are also directors are performing.

**26. APPROVAL OF FINANCIAL STATEMENTS**

These financial statements were approved by the directors of the Bank on 13th May 2003.

# Company Statement of Value Added for the Years Ended 31st March

| | 2003 ₦'million | % | 2002 ₦'million | % |
|---|---|---|---|---|
| **Gross earnings** | 23,720 | | 22,112 | |
| Interest paid | (3,676) | | (5,058) | |
| | 20,044 | | 17,054 | |
| Bought in materials and services | (6,497) | | (7,298) | |
| Provision under prudential guidelines | (3,205) | | (1,030) | |
| **Valued added** | 10,342 | 100 | 8,726 | 100 |
| **Applied in the following ways:** | | | | |
| **To pay employees** | | | | |
| Salaries, wages and fringe benefits | 4,903 | 47 | 5,486 | 63 |
| **To pay providers of capital** | | | | |
| Dividend to shareholders | 1,148 | 11 | 510 | 6 |
| **To pay government** | | | | |
| Direct Taxation | 1,307 | 13 | 877 | 10 |
| **To provide for maintenance of assets and expansion of business :** | | | | |
| Depreciation | 1,143 | 11 | 1,002 | 11 |
| Profit retained in the business | 1,841 | 18 | 851 | 10 |
| | 10,342 | 100 | 8,726 | 100 |

(Value added represents the additional wealth the bank has been able to create by its own efforts. This statement shows the allocation of that wealth among the employees, shareholders, government and that re-invested for creation of more wealth).

| | 2003 ₦'million | % | 2002 ₦'million | % |
|---|---|---|---|---|
| **Gross earnings** | 24,194 | | 22,521 | |
| *Interest paid* | (3,676) | | (5,058) | |
| | 20,518 | | 17,463 | |
| Bought in materials and services | (6,596) | | (7,373) | |
| Provision under prudential guidelines & for sovereign debts | (3,205) | | (1,030) | |
| **Valued added** | 10,717 | 100 | 9,060 | 100 |
| **Applied in the following ways:** | | | | |
| **To pay employees** | | | | |
| Salaries, wages and fringe benefits | 4,959 | 46 | 5,578 | 62 |
| **To pay providers of capital** | | | | |
| Dividend to shareholders | 1,148 | 11 | 510 | 6 |
| **To pay government** | | | | |
| Direct Taxation | 1,328 | 12 | 906 | 10 |
| **To provide for maintenance of assets and expansion of business :** | | | | |
| Depreciation | 1,150 | 11 | 1,010 | 11 |
| Profit retained in the business | 2,132 | 20 | 1,056 | 12 |
| | 10,717 | 100 | 9,060 | 100 |

(Value added represents the additional wealth the bank has been able to create by its own efforts. This statement shows the allocation of that wealth among the employees, shareholders, government and that re-invested for creation of more wealth).

# Group Five-Year Financial Summary for the Years Ended 31st March

| | 2003 N'million | 2002 N'million | 2001 N'million | 2000 N'million | 1999 N'million |
|---|---|---|---|---|---|
| **USE OF FUNDS** | | | | | |
| Cash and short term funds | 92,999 | 103,870 | 87,721 | 54,062 | 47,373 |
| Bills discounted | 31,448 | 30,268 | 47,823 | 34,499 | 13,347 |
| Investments | 2,173 | 1,017 | 1,019 | 1,087 | 895 |
| Loans and advances | 46,076 | 40,135 | 23,106 | 17,325 | 24,614 |
| Other assets | 25,579 | 19,998 | 23,487 | 9,846 | 10,970 |
| Fixed assets | 5,596 | 4,908 | 4,876 | 4,015 | 3,448 |
| | 203,871 | 200,196 | 188,032 | 120,834 | 100,647 |
| **LIABILITIES** | | | | | |
| Deposits and current account | 142,427 | 131,866 | 133,135 | 82,518 | 73,207 |
| Other liabilities | 43,669 | 55,996 | 44,564 | 29,600 | 21,083 |
| Taxation | 1,990 | 1,343 | 976 | 1,380 | 956 |
| Deferred taxation | 884 | 364 | 290 | - | - |
| | 188,970 | 189,569 | 178,965 | 113,498 | 95,246 |
| **CAPITAL AND RESERVES** | | | | | |
| Share capital | 1,275 | 850 | 850 | 500 | 500 |
| Reserve for bonus issue | - | 425 | - | 350 | - |
| Other reserves | 13,626 | 9,352 | 8,217 | 6,486 | 4,901 |
| Shareholders' funds | 14,901 | 10,627 | 9,067 | 7,336 | 5,401 |
| | 203,871 | 200,196 | 188,032 | 120,834 | 100,647 |
| **PROFIT AND LOSS ACCOUNT** | | | | | |
| Gross earnings | 24,194 | 22,521 | 19,387 | 19,028 | 10,920 |
| Profit before taxation | 5,128 | 2,472 | 1,682 | 4,006 | 1,929 |
| Taxation | (1,328) | (832) | (123) | (828) | (712) |
| Deferred Taxation | (520) | (74) | (290) | - | - |
| Profit after taxation | 3,280 | 1,566 | 1,269 | 3,178 | 1,217 |
| Transfer (to)/from reserves | (2,132) | (1,056) | (844) | (2,328) | (637) |
| Ordinary dividends | (1,148) | (510) | (425) | (850) | (580) |
| Retained profit for the year | - | - | - | - | - |
| Profit brought forward | - | - | - | 5 | 5 |
| Transfer to reserves | - | - | - | (5) | - |
| Retained profit carried forward | - | - | - | - | 5 |
| **MEMORANDA:** | | | | | |
| **PER 50K SHARE DATA** | | | | | |
| Earnings per share - Actual | ₦1.29 | ₦0.92 | ₦0.70 | ₦3.18 | ₦1.22 |
| - Adjusted | ₦1.29 | ₦0.61 | ₦0.50 | ₦1.25 | ₦0.48 |
| Dividend per share - Actual | ₦0.45 | ₦0.30 | ₦0.25 | ₦0.85 | N0.58 |
| - Adjusted | ₦0.45 | ₦0.20 | ₦0.17 | ₦0.33 | N0.23 |
| Equity interest per share - Actual | ₦5.84 | ₦6.25 | ₦5.33 | ₦7.34 | N5.40 |
| - Adjusted | ₦5.84 | ₦4.17 | ₦3.56 | ₦2.88 | N2.12 |
| Share price at year-end | ₦7.81 | ₦10.10 | ₦12.90 | ₦12.05 | N6.35 |

(Note: Earnings and dividend per share are based on the issued ordinary shares at 31st March, 2003. Earnings are the after tax profit of each year.)

# Company Five-Year Financial Summary for the Years Ended 31st March

| | 2003 ₦'million | 2002 ₦'million | 2001 ₦'million | 2000 ₦'million | 1999 ₦'million |
|---|---|---|---|---|---|
| **USE OF FUNDS** | | | | | |
| Cash and short term funds | 92,615 | 103,314 | 87,712 | 53,920 | 47,221 |
| Bills discounted | 30,490 | 30,268 | 47,823 | 34,499 | 13,347 |
| Investments | 2,049 | 944 | 757 | 647 | 515 |
| Loans and advances | 46,076 | 40,135 | 23,106 | 17,325 | 24,614 |
| Other assets | 24,176 | 19,125 | 22,990 | 9,595 | 10,850 |
| Fixed assets | 5,589 | 4,894 | 4,860 | 4,001 | 3,431 |
| | 200,995 | 198,680 | 187,248 | 119,987 | 99,978 |
| **LIABILITIES** | | | | | |
| Deposits and current account | 142,427 | 131,866 | 133,135 | 82,518 | 73,207 |
| Other liabilities | 41,994 | 55,403 | 44,478 | 29,427 | 20,915 |
| Taxation | 1,923 | 1,265 | 918 | 1,260 | 845 |
| Deferred taxation | 884 | 364 | 290 | - | - |
| | 187,228 | 188,898 | 178,821 | 113,205 | 94,967 |
| **CAPITAL AND RESERVES** | | | | | |
| Share capital | 1,275 | 850 | 850 | 500 | 500 |
| Reserve for bonus issue | - | 425 | - | 350 | - |
| Other reserves | 12,492 | 8,507 | 7,577 | 5,932 | 4,511 |
| Shareholders' funds | 13,767 | 9,782 | 8,427 | 6,782 | 5,011 |
| | 200,995 | 198,680 | 187,248 | 119,987 | 99,978 |
| **PROFIT AND LOSS ACCOUNT** | | | | | |
| Gross earnings | 23,720 | 22,112 | 19,148 | 18,701 | 10,650 |
| Profit before taxation | 4,816 | 2,238 | 1,585 | 3,804 | 1,766 |
| Taxation | (1,307) | (803) | (112) | (791) | (657) |
| Deferred Taxation | (520) | (74) | (290) | - | - |
| Profit after taxation | 2,989 | 1,361 | 1,183 | 3,013 | 1,109 |
| Transfer (to)/from reserves | (1,841) | (851) | (758) | (2,163) | (529) |
| Ordinary dividends | (1,148) | (510) | (425) | (850) | (580) |
| Retained profit for the year | - | - | - | - | - |
| *Profit brought forward* | - | - | - | 5 | 5 |
| Transfer to reserves | - | - | - | (5) | - |
| Retained profit carried forward | - | - | - | - | 5 |
| **MEMORANDA:** | | | | | |
| Share issued (million) | 2,550 | 1,700 | 1,700 | 1,000 | 1,000 |
| Employees (average numbers) | 3,886 | 3,924 | 4,678 | 4,153 | 4,643 |
| Branches in Nigeria (numbers) | 234 | 235 | 221 | 219 | 218 |
| Branches in Abroad (numbers) | 2 | 2 | 2 | 2 | 2 |
| Total outlets (numbers) | 236 | 237 | 223 | 221 | 220 |
| **PER 50K SHARE DATA** | | | | | |
| Earnings per share - Actual | ₦1.17 | ₦0.80 | ₦0.70 | ₦3.01 | ₦1.11 |
| - Adjusted | ₦1.17 | ₦0.53 | ₦0.46 | ₦1.18 | ₦0.43 |
| Dividend per share - Actual | ₦0.45 | ₦0.30 | ₦0.25 | ₦0.85 | ₦0.58 |
| - Adjusted | ₦0.45 | ₦0.20 | ₦0.17 | ₦0.33 | ₦0.23 |
| Equity interest per share - Actual | ₦5.40 | ₦5.75 | ₦4.96 | ₦6.78 | ₦5.01 |
| - Adjusted | ₦5.40 | ₦3.84 | ₦3.30 | ₦2.66 | ₦1.97 |

(Note: Earnings and dividend per share are based on the issued ordinary shares at 31st March, 2003. Earnings are the after-tax profit of each year.)

## A. ISSUED SHARE CAPITAL

The issued and paid up share capital of the Bank as at March 31st 2003 was ₦1,275,000,000 made up of 2,550,000,000 Ordinary Shares of 50k each. The breakdown of shareholders was as follows:-

| | No of Shares | % |
|---|---|---|
| Nigerian Citizens | 1,313,035,738 | 51.49 |
| *Stanbic Nominees Nigeria Limited | 999,814,262 | 39.21 |
| +Bankers International Inc., USA | 114,750,000 | 4.50 |
| Banca Nazionale del Lavoro, Italy | 61,200,000 | 2.40 |
| Monte dei Paschi di Siena, Italy | 61,200,000 | 2.40 |
| | 2,550,000,000 | 100.00 |

* Of this number, Stanbic Nominees Nigeria Limited held 912,177,600 units (35.77%) as custodian under the Bank's GDR Programme.

+ Bankers International Corporation is a member of the Deutsche Bank Group.

As at 31st March, 2003 no shareholder other than Stanbic Nominees Nigeria Limited held more than 10% of the issued and paid up share capital of the Bank.

## B. HISTORY OF CAPITALISATION

| DATE | AUTHORISED ₦ | ISSUED & FULLY PAID CAPITAL ₦ | CONSIDERATION |
|---|---|---|---|
| Feb 23, 1961 | 4,000,000 | 4,000,000 | Cash |
| Jan 3, 1970 | 6,000,000 | 4,000,000 | - |
| Nov 24, 1970 | 6,000,000 | 4,500,000 | Cash (1) |
| July 24, 1973 | 10,000,000 | 6,000,000 | Bonus (1:3) |
| July 2, 1974 | 10,000,000 | 8,000,000 | Bonus (1:3) |
| July 9, 1975 | 20,000,000 | 10,000,000 | Bonus (1:4) |
| Mar 9, 1977 | 20,000,000 | 15,000,000 | Bonus (1:2) |
| July 27, 1977 | 30,000,000 | 20,000,000 | Bonus (1:3) |
| Aug 2, 1978 | 50,000,000 | 30,000,000 | Bonus (1:2) |
| July 28, 1981 | 100,000,000 | 65,000,000 | Bonus (1:6) (2) |
| July 28, 1982 | 100,000,000 | 70,000,000 | Bonus (1:7) |
| July 27, 1983 | 100,000,000 | 75,000,000 | Bonus (1:8) |
| July 30, 1986 | 100,000,000 | 75,000,000 | Bonus (2:3) (3) |
| July 25, 1990 | 200,000,000 | 100,000,000 | Bonus (1:3) |
| July 24, 1991 | 200,000,000 | 100,000,000 | - (4) |
| Sept 8, 1994 | 300,000,000 | 300,000,000 | Bonus (2:1) |
| Oct 16, 1997 | 1,000,000,000 | 500,000,000 | Bonus (2:3) |
| Aug 3, 2000 | 1,000,000,000 | 850,000,000 | Bonus (7:10) |
| Aug 2, 2002 | 2,000,000,000 | 1,275,000,000 | Bonus (1:2) |

(1) Public issue.

(2) 30 million non-voting cumulative redeemable preference shares of ₦1 each created and subsequently issued in addition to the bonus issue.

(3) Re-denomination of 30 million Preference Shares of ₦1 each as 30 million Ordinary Shares of ₦1 each.

(4) Stock split from ₦1 to 50k shares.

## C. SUMMARY OF DEALINGS IN UBA SHARES

Dealings in UBA Shares for the period 1st April, 2002 to 31st March, 2003.

| PERIOD | TOTAL PER QUARTER | QUARTERLY AVERAGE |
|---|---|---|
| April 2002 - June 2002 | 52,681,823 | 17,560,608 |
| July 2002 - September 2002 | 72,107,394 | 24,035,798 |
| October 2002 - December 2002 | 38,536,786 | 12,845,595 |
| January 2003 - March 2003 | 132,845,313 | 44,281,771 |

## D. TEN YEAR DIVIDEND HISTORY

| DIV. NO. | YEAR ENDED | DATE DECLARED | TOTAL AMOUNT ₦'000 | DIV. PER SHARE | PERCENTAGE OF ISSUED CAPITAL |
|---|---|---|---|---|---|
| 40 | March 31, 1993 | July 28,1993 | 40,000 | 20k | 40% |
| 41 | March 31, 1994 | Sept 8, 1994 | 50,000 | 25k | 50% |
| 42 | March 31, 1995 | Nov 29, 1995 | 100,000 | 17k | 33% |
| 43 | March 31, 1996 | Oct 17, 1996 | 200,000 | 33k | 67% |
| 44 | March 31, 1997 | Oct 16, 1997 | 60,000 | 10k | 20% |
| 45 | March 31, 1998 | Dec 3, 1998 | 300,000 | 30k | 60% |
| 46 | March 31, 1999 | Oct 12, 1999 | 580,000 | 58k | 116% |
| 47 | March 31, 2000 | Aug. 3, 2000 | 850,000 | 85k | 170% |
| 48 | March 31, 2001 | Aug 2, 2001 | 425,000 | 25k | 50% |
| 49 | March 31, 2002 | Aug 1, 2002 | 510,000 | 30k | 60% |

## E. UNCLAIMED DIVIDEND

| DIVIDEND NO. | DATE OF PAYMENT | AMOUNT IN NAIRA |
|---|---|---|
| 38 | 12 - Aug - 1991 | 59,852.03 |
| 39 | 05 - Aug - 1992 | 118,902.27 |
| 40 | 13 - Aug - 1993 | 353,184.59 |
| 41 | 15 - Sep - 1994 | 3,546,249.18 |
| 42 | 11 - Oct - 1995 | 5,724,774.81 |
| 43 | 18 - Oct - 1996 | 9,905,855.93 |
| 44 | 26 - Nov - 1997 | 4,933,844.87 |
| 45 | 17 - Dec - 1998 | 15,193,086.78 |
| 46 | 26 Oct - 1999 | 29,405,651.37 |
| 47 | 10 - Aug - 2000 | 35,008,153.38 |
| 48 | 16 - Aug - 2001 | 35,082,837.41 |
| 49 | 14 - Aug - 2002 | 49,224,040.46 |

**NOTICE IS HEREBY GIVEN** that the 42nd Annual General Meeting of the Bank will be held at the Congress Hall, Nicon Hilton Hotel, Abuja, on Friday 8th August, 2003 at 11.00 a.m. to transact the following business:

**ORDINARY BUSINESS:**

1. To receive the Audited Accounts for the year ended 31st March, 2003 together with the reports of the Directors, Auditors and the Audit Committee thereon.
2. To declare a dividend.
3. To elect / re-elect Directors.
4. To authorise the Directors to fix the remuneration of the Auditors.
5. To elect members of the Audit Committee

**NOTES**

1. **PROXY**
A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a member of the Company. A proxy form is attached to the proxy statement. To be valid, the proxy form must be duly stamped at the Stamp Duties office and returned to the Registrar, United Bank for Africa Plc, Raymond House, 97/105 Broad Street, P. O. Box 6492, Lagos, not less than 48 hours prior to the time of the meeting.

2. **DIVIDEND WARRANTS**
If the dividend recommended by the Directors is approved, dividend warrants will be posted on 23rd August, 2003 to all shareholders whose names are registered in the Company's Register of Members at the close of business on 10th July, 2003.

3. **CLOSURE OF REGISTER OF MEMBERS**
The Register of Members will be closed from 11th July, 2003 to 24th July, 2003, both dates inclusive, for the purpose of paying the dividend.

4. **AUDIT COMMITTEE**
The Audit Committee consists of 3 shareholders and 3 Directors. Any member may nominate a shareholder as a member of the Audit Committee by giving notice in writing of such nomination to the Secretary of the Company at least twenty one (21) days before the Annual General Meeting.

**By Order of the Board**



**Prof. Isabella Okagbue**
Company Secretary / Legal Adviser
57 Marina, Lagos

Dated this 31st day of May, 2003

www.ubagroup.com